Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

February 24, 2008

Exemption No : 82-35008

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

08001008

SUPPL

Dear Mr. Dudek

Sub: **Disclosures made to Indian Stock Exchanges**

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr.No.	Particulars
1.	Letters dated February 24,2008 forwarding a copy of Media Release issued by Reliance Power Limited

Copies of the above letters are enclosed herewith for information and records.

For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Encl: as above

PROCESSED
MAR 0 4 2008
THOMSON
FINANCIAL

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

February 24, 2008

The Manager
Dept. of Corporate Services
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Fax : 2272 2037/39/41/3121/3719
BSE Scrip Code : 500390

Dear Sirs,

Sub: **Outcome of Board Meeting**

We wish to inform you that a Meeting of the Board of Directors of Reliance Energy Limited was held today, the 24th February, 2008.

We enclose a copy of the media release issued by Reliance Power Limited which, inter alia, incorporates the decisions of the Board of Reliance Energy Limited, which is self explanatory.

We request you to inform your members accordingly.

Yours faithfully
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Encl: as above

Cc to :

The Secretary
National Securities Depository Limited
Trade World, 4th floor
Kamala Mills Compound
Senapati Bapat Marg, Lower Parel
Mumbai 400 013
(Fax Nos. 24972993/6351)

The Secretary
Central Depository Services (India) Ltd.
28th floor, P.J. Towers
Dalal Street, Fort
Mumbai 400 023
(Fax No. 2272 3199)

Anil Dhirubhai Ambani Group

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

February 24, 2008

The Asst Vice President
Listing Department
National Stock Exchange of India Ltd
Exchange Plaza, C-1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051
Fax : 2659 8237/38
NSE Symbol : REL

Dear Sirs,

Sub: **Outcome of Board Meeting**

We wish to inform you that a Meeting of the Board of Directors of Reliance Energy Limited was held today, the 24th February, 2008.

We enclose a copy of the media release issued by Reliance Power Limited which, inter alia, incorporates the decisions of the Board of Reliance Energy Limited, which is self explanatory.

We request you to inform your members accordingly.

Yours faithfully
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Encl: as above

Cc to :

The Secretary
National Securities Depository Limited
Trade World, 4th floor
Kamala Mills Compound
Senapati Bapat Marg, Lower Parel
Mumbai 400 013
(Fax Nos. 24972993/6351)

The Secretary
Central Depository Services (India) Ltd.
28th floor, P.J. Towers
Dalal Street, Fort
Mumbai 400 023
(Fax No. 2272 3199)

Reliance Power Limited
H Block, 1st Floor,
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710, India

Tel: +91 22 3038 6010
Fax: +91 22 3037 6633
www.reliancepower.co.in

RELIANCE POWER BOARD APPROVES FREE BONUS IN RATIO OF 3:5 TO ALL SHAREHOLDERS (EXCLUDING THE PROMOTER GROUP)

PROPOSAL WILL REDUCE COST OF RELIANCE POWER SHARES:

RS. 269 FOR RETAIL SHAREHOLDERS: 40% LOWER THAN IPO PRICE
RS. 281 FOR OTHER SHAREHOLDERS: 37% LOWER THAN IPO PRICE

ANIL D. AMBANI TO PROTECT RELIANCE ENERGY FROM ANY DILUTION, BY CONTRIBUTING PERSONAL SHAREHOLDING OF 2.6%

RELIANCE ENERGY SHAREHOLDING IN RELIANCE POWER TO BE MAINTAINED AT EXISTING LEVEL OF 45%

ANIL D. AMBANI STAKE IN RELIANCE POWER TO REDUCE BY 5% FROM 45% TO APPROX. 40%

CONTRIBUTION OF NEARLY RS. 5,000 CRORE (US$ 1.2 BILLION) BY ANIL D. AMBANI IN FAVOR OF NEARLY 6 MILLION INVESTORS

Mumbai, February 24, 2008: Reliance Power Ltd. has informed the stock exchanges that at a meeting held today, its Board of Directors has approved a **proposal for issuing free bonus shares to all categories of shareholders, excluding the promoter group** (comprising of Reliance Energy Ltd. and the ADA Group), in the ratio of 3 shares for every 5 shares held, subject to necessary approvals.

The proposed bonus offering **will result in reduction of the cost of Reliance Power shares below the IPO price as follows:**

Rs. 269 per share for retail investors, 40% lower than the IPO price of Rs. 430.
Rs. 281 per share for other investors, 37% lower than the IPO price of Rs. 450.

In a related development, **Mr. Anil D. Ambani, Chairman, Reliance ADA Group, today simultaneously announced a voluntary contribution of 2.6% of his shareholding in Reliance Power to Reliance Energy Ltd., to protect the company from any dilution of its existing 45% stake in Reliance Power**, as a result of the bonus proposal.

Reliance Power Limited
H Block, 1st Floor,
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710, India

Tel: +91 22 3038 6010
Fax: +91 22 3037 6633
www.reliancepower.co.in

Accordingly, Reliance Energy's stake in Reliance Power will be maintained at the existing level of 45%, and the revised shareholding pattern of Reliance Power will be as follows:

	Existing	**Proposed**
Anil D. Ambani	45%	40%
Reliance Energy	45%	45%
Public shareholders	10%	15%

The reduction of Mr. Ambani's shareholding in Reliance Power by 5% from 45% to 40%, represents a contribution of nearly Rs. 5,000 crore (US$ 1.2 billion) by him, in favor of nearly 6 million investors in Reliance Energy and Reliance Power.

Commenting on the move, **Mr. Ambani said, "I have been personally concerned by the notional losses arising to millions of long term investors in Reliance Power, as a result of a dramatic adverse change in sentiment in global and domestic capital markets, subsequent to the pricing of our IPO.**

Though equity shares are by their very nature risk-bearing instruments, nevertheless, **we have taken these one-time and unprecedented measures today, in demonstration of our philosophy of endeavoring to protect and enhance value for all our long-term shareholders."**

Based on the proposal for issuance of bonus shares, the paid up share capital of the company will stand increased to 239.7 crore equity shares of Rs. 10 each.

Reliance Power's IPO closed on January 18, 2008, receiving an overwhelming and record breaking response, with **commitments of nearly Rs. 7,50,000 crore (US$ 190 billion)**, from nearly 500 institutional investors across the globe, and 5 million retail investors.

Reliance Power has the world's largest shareholder family of **nearly 500 overseas and domestic institutional investors, and over 4 million retail investors.**

Reliance Power has a **market capitalization of over Rs. 94,000 crores (over US$ 23 billion) – among India's 10 most valuable private sector companies**, and a **net worth of nearly Rs. 14,000 crore (over US$ 3.5 billion)** – among the top 5 private sector companies in India on this parameter.

Reliance Power is implementing power projects with aggregate capacity of over 28,000 MW, by far the largest development pipeline in the country.

RECEIVED

2008 FEB 29 A 11:12

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

February 26, 2008

Exemption No : 82-35008

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek

Sub: **Disclosures made to Indian Stock Exchanges**

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr.No.	**Particulars**
1.	Letters dated February 26, 2008 convening the Board Meeting of the company on March 5, 2008, inter alia, to consider, buy back of equity shares of the company.

Copies of the above letters are enclosed herewith for information and records.

For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Encl: as above

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

February 26, 2008

The Asst Vice President
Listing Department
National Stock Exchange of India Ltd
Exchange Plaza, C-1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051
Fax : 2659 8237/38
NSE Symbol : REL

Dear Sirs,

Sub: **Convening of Board Meeting to consider buy back of shares**

A meeting of the board of directors of the company will be held on Wednesday, March 5, 2008, inter alia, to consider , buy back of equity shares of the company.

Kindly inform your members accordingly.

Yours faithfully
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Cc to :

The Secretary
National Securities Depository Limited
Trade World, 4th floor
Kamala Mills Compound
Senapati Bapat Marg, Lower Parel
Mumbai 400 013
(Fax Nos. 24972993/6351)

The Secretary
Central Depository Services (India) Ltd.
28th floor, P.J. Towers
Dalal Street, Fort
Mumbai 400 023
(Fax No. 2272 3199)

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055. India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

February 26, 2008

The Manager
Dept. of Corporate Services
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Fax : 2272 2037/39/41/3121/3719
BSE Scrip Code : 500390

Dear Sirs,

Sub: **Convening of Board Meeting to consider buy back of shares**

A meeting of the board of directors of the company will be held on Wednesday, March 5, 2008, inter alia, to consider , buy back of equity shares of the company.

Kindly inform your members accordingly.

Yours faithfully
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Cc to :

The Secretary
National Securities Depository Limited
Trade World, 4th floor
Kamala Mills Compound
Senapati Bapat Marg, Lower Parel
Mumbai 400 013
(Fax Nos. 24972993/6351)

The Secretary
Central Depository Services (India) Ltd.
28th floor, P.J. Towers
Dalal Street, Fort
Mumbai 400 023
(Fax No. 2272 3199)

END